SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, “B”building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S/A
TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S/A

PRESS RELEASE

São Paulo, Brazil – May 14, 2004 – Telesp Celular Participações S.A. – “TCP” (NYSE: TCP) (BOVESPA: TSPP3 (common), TSPP4 (preferred)) and Tele Centro Oeste Celular Participações S.A. – “TCO” (NYSE: TRO) (BOVESPA: TCOC3 (common), TCOC4 (preferred)), which do business under VIVO brand, today disclose a corporate restructuring transaction involving the telephone companies that operate in the Midwest region of Brazil, the so-called concession area 7, TCO and its controlled companies, namely, operators Telegoiás Celular S.A., Telems Celular S.A.., Telemat Celular S.A., Teleacre Celular S.A. and Teleron S.A. (collectively, “Controlled Companies”). Said restructuring has the following goals: (i) to take advantage of the tax benefit arising out of the amortization of the premium Holding Company TCP paid upon the acquisition of TCO last year by means of transfer thereof to TCO and TCO Operators; and (ii) to simplify the corporate structure of TCO’s Controlled Companies by concentrating, in that Company, the still existing shareholders of the Controlled Companies, which have already become closely-held companies. This will be done through merger of shares of TCO’s Controlled Companies into TCO. The premium transfer transaction, on its turn, was structured in such a manner as not to adversely affect the TCO’s and TCO’s Controlled Companies’ profits, and complies with the provisions set forth in Instruction CVM no. 319/99, in the same line and objective as that of other transactions occurred in the past with Vivo Group Companies. The merger of TCO’s Controlled Companies’s share into TCO will allow the shareholders of those Controlled Companies to benefit from the liquidity of TCO’s shares. By the end of the transaction, the Controlled Companies will continue existing, however as TCO’s fully-owned subsidiaries. The companies estimate that the transaction shall be completed by the end of July, 2004.

Telesp Celular Participações S.A. Fernando Abella Garcia Investor Relations Director	Tele Centro Oeste Celular Participações S.A Luis André Carpintero Blanco Investor Relations Director

Investor Relations:
Ronald Aitken
e-mail: ronald.aitken@vivo.com.br
phone: (5511) 5105 1172
website: www.vivo.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2004

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.